SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D. C. 20549

FORM 10-SB

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

SWEET SUCCESS ENTERPRISES, INC.

 (Exact name of registrant as specific in its charter)

Nevada	54-2088620
(State of Incorporation)	(I.R.S. Employer I.D. No.)

1250 NE Loop 410, Suite 630
San Antonio, Texas 78209

(Address of principal executive offices, including zip code)

210.824.2496

(Registrant’s telephone number, including area code)

Copies to:

Gary A. Agron, Esq.

5445 DTC Parkway, Suite 520

Greenwood Village, CO 80111

(303) 770-7257

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value per share

(Title of Class)

PART I

ITEM I:  DESCRIPTION OF BUSINESS

History

Sweet Success Enterprises, Inc. (the “Company”), formerly New Bridge Reorganization Corp., was organized as a Nevada corporation in September 2001 in connection with the reorganization of its parent, New Bridge Products, Inc. which was originally incorporated in August 1995 as a manufacturer of mini-vans for the physically challenged and which filed a petition in bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in December, 2001. The Company’s plan of reorganization was approved by the U.S. Bankruptcy Court for the District of Arizona in September 2002, and the Company was discharged from bankruptcy in October 2002.

In November 2002, the Company acquired all 4,000,000 shares of the issued and outstanding common stock of Beverage Acquisition Corporation (“BAC”) for 2,750,000 shares of the Company’s common stock and changed its name to Sweet Success Enterprises, Inc. All references to the Company’s business throughout this Registration Statement reflect the operations of BAC.

The Company’s shares of common stock currently trade on the Pink Sheets of the National Quotation Bureau under the symbol “SWTS.” On September 23, 2005, the closing price of the common stock was $1.51 per share.

Acquisition of the Sweet Success Brand

In 1993, as a part of its existing product line, Nestlé USA developed a line of diet meal replacement products under the “Sweet Success” brand name (“Sweet Success”).  The Sweet Success product line consisted of ready-to-drink beverages, snack bars, and powder mixes and was marketed as a weight loss and healthcare management product.

In August 2000, Nestlé sold Sweet Success to Nutri/system, Inc., a company that had intended to market Sweet Success as one of its Web based on-line meal replacement products.  However, in December 2000, due to funding problems associated with the decline of investor interest in Internet companies, Nutri/system was unable to launch Sweet Success.  Accordingly, in the second quarter of 2001, Nutri/system discontinued sales of Sweet Success products.

In December 2002, BAC purchased the Sweet Success brand from Nutri/system for a purchase price of $200,000. The Company also granted a royalty to Nutri/system equal to 1% of net sales generated in the 19th through 36th month following the product’s introduction and issued to Nutri/system common stock purchase warrants to purchase up to 200,000 shares of the Company’s common stock at $5.00 per share exercisable until December 2005.  The acquisition, which closed in December 2002, included all rights to the “Sweet Success” brand name, formulas for all meal replacement products, trademarks, service marks, copyrights, research and records.

Products

In July 2005, the Company reformulated and reintroduced the Sweet Success product line initially through a small number of food retailers in Las Vegas, Nevada and select cities in Texas. The reformulated product offered in these retail stores is the Company’s new Sweet Success “Complete Fuel” premium priced ready-to-drink beverage. The Company believes that the Complete Fuel formula is responsive to contemporary consumers’ interest in nutritional and healthful products that can serve simply as a good tasting drink or can serve as a meal replacement or as a food supplement. Complete Fuel has been introduced initially in two flavors, Creamy Vanilla Supreme and Bavarian Chocolate Supreme. These formulations offer consumers healthful ingredients, such as Aktivated Barley (TM), guarana, Omega-3 fatty acids and ground flax. In the Company’s opinion, these new ingredients provide consumers with a superior healthy-lifestyle beverage that can be conveniently consumed at any time. The Complete Fuel formulas are good tasting and all natural. To date, production has been limited to 7,200 cases of Complete Fuel, produced at a cost of $104,000.

The two Complete Fuel formulas are milk-based and fortified with vitamins to enhance the nutritional content.  They contain approximately 200 calories and three grams of fat per 11ounce serving and are designed to provide sufficient nutrition to substitute for as many as two meals per day, based upon one serving per meal. The fiber and texture in the products are designed to satiate, but contain no appetite suppressants. Guarana provides a sustained energy boost. The products are marketed in a limited geographic area in 11 ounce Tetra-Pack containers, packaged in cases of 24 units (6 four-packs). The products are “shelf stable” for up to twelve months using a process in which the product and its contents are sterilized by heating to over 250°F.

Assuming consumer acceptance of Complete Fuel, the Company plans to introduce additional flavors for the Complete Fuel line.  Innovation is a critical component of the Company’s overall business plan because new products create excitement with consumers and retailers, and provide leverage for the Company’s developing sales and distribution network.  Therefore, the Company seeks to build a pipeline of new products to create market momentum.  Future new products will be extensions of the Complete Fuel line of nutritional beverages, or will represent new categories of functional beverages which offer healthful ingredients to address specific body needs such as (i) antioxidants, (ii) highly concentrated vitamin formulations, or (iii) products that contain heart healthy or brain healthy ingredients. The criteria the Company has chosen for new products takes into consideration the products’ growth potential, margin potential, competitive differentiation and their synergy with existing Sweet Success products.

The Ready-To-Drink Nutritional Beverage Market

In reintroducing the Sweet Success line to the market, the Company seeks to build upon the brand’s previous name recognition as well as the growing demand for good tasting, convenient and nutritious beverages. Consumers have become increasingly health conscious over the past decade, as reflected in the popularity of activities aimed at maintaining and improving health; including exercising and dieting. The continued decline in negative health habits such as smoking and alcohol consumption also reflects this trend.  Moreover, the Company believes that consumers have become more aware of the nutritional content of the foods they eat and seek beverages that offer healthful ingredients.

Competition

Although the Company competes with a variety of competitors in the health beverage as well as the meal replacement industry, it currently competes primarily with other nationally distributed producers of healthy nutritional beverage products as well as regional and local producers.  National competitors include Odwalla, which markets chilled juices and smoothies, as well as Atkins, EAS Myoplex, Pure Pro, Balance, Kashi, Jones Soda and Hanson’s, all of which offer premium nutritional beverages.

To the extent that Complete Fuel is used as a meal replacement product, it competes against Slim Fast Foods and other meal replacement producers, which offer less expensive products.  There are many other competitors in the liquid meal replacement market including divisions of other large companies, as well as smaller competitors. Competitors also include private label brands and firms that offer a variety of liquid beverages, meal replacements, nutritional beverage bars and shakes, appetite suppressants and nutritional supplements. These beverages include Ensure, Atkins, Naked Juice, Sustacal, Snapple-A-Day and Edge along with private labels offered by most of the major retail food stores. In a broader sense, the Company also competes with retail chains, such as Jenny Craig and Weight Watchers, both of which offer liquid meal replacement nutritional beverages, along with medically supervised programs, on-line diet oriented Web sites and other self administered products and programs.  Current and new competitors may be able to quickly introduce products at relatively low cost.  These competitors may operate in a variety of distribution channels, including on-line commerce, retail stores, catalog operations or direct selling.

The principal competitive factors in the nutritional beverage and meal replacement categories:

•                  Taste

•                  Nutritional value

•                  Appetite satisfaction

•                  Brand recognition

•                  Availability and convenience of obtaining the products

•                  Price

The Company offers its Sweet Success Complete Fuel at prices similar to other premium nutritional or meal replacement beverages, such as Atkins, EAS Myoplex, Odwalla, Jones Soda and Hanson’s. The Company believes its products offer taste, nutritional value and appetite satisfaction at least equal to those of its competitors. Nevertheless, most of the Company’s competitors have substantially greater name recognition and financial, marketing and personnel resources than the Company. Additionally, the products of these competitors are more readily available for purchase on-line, in retail stores and through direct sales. Currently, the Company’s sales have been limited to Las Vegas, Nevada and select cities in Texas.

As indicated above, the Company has begun a limited production of its nutritional beverages consisting of a total of 7,200 cases to date, and will be unable to expand its production and marketing until it raises sufficient debt or equity financing. The Company currently outsources the production and storage of Complete Fuel products through its production agreement with Kiko Foods, Inc. which calls for Kiko to manufacture the product or subcontract with others for its manufacture. Kiko is currently closed as a result of Hurricane Katrina but its subcontract partners are expected to produce product if necessary. Following production and storage, products are shipped by the Company’s producer, or by third-party fulfillment companies, directly to food brokers and retailers.

Marketing

The Company seeks to market its Sweet Success Complete Fuel brand as an advanced and healthy nutritional beverage product. Complete Fuel is offered as a premium, tasty, healthful shake that can be a meal replacement or can be consumed just for its taste and health benefits. Emphasis is currently being placed primarily on selling cold single servings in stores and secondarily on multi-packs. In support of this strategy, the Company will seek to utilize several merchandising techniques to gain contract retailers, including providing cold equipment in high volume stores and obtaining space in retailers’ cold beverage sections. Subject to funding, the Company plans to significantly invest in programs for in-store shoppers to sample Complete Fuel. The Company will also aggressively invest in retail display programs, promotions and consumer incentives to build excitement and volume for the brand.

In July 2005 the Company launched Complete Fuel in the Las Vegas, Nevada and Houston, Texas markets. Retailers that specialize in specialty/gourmet/health products will be targeted for future distribution. In Texas, the Company will seek shelf space in stores such as Central Market, Whole Foods, Wild Oats, Rice Epicurean, Market Street, Costco, HEB gourmet and selected independent stores. While providing access to target consumers, these retailers are also important because success in these chains will positively influence potential retailers throughout the rest of the U.S. The Company has initially stocked shelf space in Walgreen stores in Las Vegas, Nevada, Tetco convenience stores in Houston, Dallas, Austin and San Antonio, Texas and four Antone’s Delis, two Murphy’s Delis and two hospitals in Houston, Texas.

Subject to obtaining funding, the Company expects to use a variety of programs to drive consumer awareness of Complete Fuel. Consumer programs will be developed that will deliver the Complete Fuel message to target consumers. These will include television, radio and print media advertising along with participation and sampling at key community events, activities and shows. Community events will be focused in areas where the Company has key retail availability and will encourage consumers to purchase Complete Fuel at participating retailers.

The Company’s marketing plan is directed toward building customer loyalty, encouraging repeat purchases, increasing average order size and producing recurring revenues.  In order to maximize this marketing effort, the Company must:

•                  Generate interest and awareness of Complete Fuel to encourage customers to purchase the product at retail stores;

•                  Continuously improve its online and offline sales efforts and service;

•                  Build customer trust in healthy, nutritious beverages by providing product information to facilitate informed purchases;

•                  Continuously add new distributors;

•                  Ensure quick and efficient distribution; and

•                  Build strategic relationships.

In July 2005 the Company entered into a product promotion agreement with Mark Burnett, a television producer, under which Burnett agreed to make a commercially reasonable good faith effort to cause Sweet Success brand products to be placed on the set or used in television productions produced by Burnett. Burnett was issued warrants to purchase up to 2,000,000 shares of the Company’s common stock at prices ranging from $.70 to $1.25 per share in connection with the agreement together with a 5% royalty on products sold which were promoted on a Burnett television production.  Of these options, 850,000 are exercisable immediately, and the balance are exercisable based upon certain milestones and conditions.

Government Regulation

The processing, formulation, packaging, labeling and advertising of the Company’s products are subject to regulation by several federal agencies, but primarily by including the Food and Drug Administration (the “FDA”) and the Federal Trade Commission (the “FTC”).  The Company must comply with the standards, labeling (including nutritional information) and packaging requirements imposed by the FDA and FTC for the marketing and sale of medical foods, food supplements, vitamins and nutritional products.  Many FDA and FTC remedies and processes, including imposing civil penalties and commencing criminal prosecution, are available under federal statutes and regulations if product claims violate law.  The FDA could, in certain circumstances, require the reformulation of certain products to meet new standards, require the recall or discontinuance of certain products not capable of reformulation, or require additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and scientific substantiation. Compliance with FDA and, FTC requirements and other regulations is costly and time consuming. Moreover, violations of regulations or requirements could result in the Company’s products being removed from the market.

Intellectual Property

In December 2002, the Company acquired all the rights to the “Sweet Success” brand name, formulas for all nutritional beverage products, trademarks, service marks, copyrights, research and records.

The Company relies on a combination of common law trademark rights, U.S. federal registration rights and trade secret laws to protect its brand name and its product formulations. Nevertheless, the Company’s formulations may be duplicated by competitors. The Company protects its product formulations by confidentiality agreements with its employees and contract manufacturers. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company’s trade secrets or those of its contract manufacturers will not otherwise become known or discovered independently by competitors. If the Company were to lose ownership of its product formulations, it could have a material adverse affect on its competitive position.

Employees

As of the date hereof, the Company has three full-time employees, William J. Gallagher, its Chief Executive Officer, his son, W. H. Benjamin Gallagher and Micheraie Cruz Canales. The Company’s performance and development are substantially dependent on the continued services of its executive officers and on the Company’s ability to retain and motivate other key employees. The Company does not have “key person” life insurance policies on the lives of any of its executive officers or other employees. The Company’s future success also depends on its continuing ability to attract and retain qualified personnel and management in the future.

Reports to Security Holders

As a result of its filing of this Form 10-SB, the Company expects to become subject to the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These obligations include filing an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports on Form 10-QSB and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission (the “Commission”) at the Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at
1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

Risk Factors

This Registration Statement contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “plans,” “may,” “will,” “should,” or “anticipation” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Registration Statement. The following risk factors should be considered carefully in addition to the other information in this Registration Statement, before purchasing any of the Company’s securities.

The Company has had limited operations and revenue and has incurred losses.

The Company has had limited operations since inception and has incurred losses of $564,268 and $1,864,680 for the years ended December 31, 2004 and 2003 and $446,388 for the six months ended June 30, 2005 on no revenue. The Company will be subject to all of the risks inherent in starting a new business, and there can be no assurance it will generate revenue or earnings in the future.

The Company received a going concern qualification from its auditors.

In their report dated September 6, 2005, the Company’s auditors indicated there was substantial doubt about the Company’s ability to continue as a going concern. Accordingly, unless the Company raises additional working capital or revenues grow to support the Company’s business plan, it may be unable to remain in business.

The Company will require additional capital.

The Company will need additional funds to continue its operations, to market Complete Fuel and to develop other nutritional or functional beverages. The Company cannot guarantee that it will have access to these required funds in the future, or that such funds will be available on acceptable terms and conditions. If the Company is unable to raise additional funds, it will be unable to market its products and may be unable to remain in business. If the Company is successful in raising funds, it may be required to issue additional equity securities which will dilute the ownership of its current shareholders.

The Company has produced only a small quantity of Complete Fuel and is dependent upon this single product line and on the development of new products.

The Company has only produced 7,200 cases of Complete Fuel, its ready-to-drink nutritional beverage and only offers the single product line in two flavors. If this product is not well received by consumers, the Company’s sales will be extremely limited. Future sales will be dependent upon the Company’s ability to introduce new and innovative products. The success of new products depends on a number of factors, including the Company’s ability to develop products that appeal to consumers and that are competitively priced. There can be no assurance that the Company’s efforts to develop new products will be successful, that consumers will accept new products, or that the Company’s competitors will not introduce products that achieve greater market acceptance than the Company’s products.

The Company is dependent on independent distributors, which could affect its ability to efficiently and profitably distribute and market its products and expand its business into other geographic markets.

The Company’s ability to establish a market for its products in other geographic distribution areas is dependent on its ability to raise funds and to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. The Company’s few distributors sell and distribute competing products, including non-alcoholic and alcoholic beverages, and the Company’s products represent a small portion of their business. To the extent that its distributors are distracted from selling its products or do not employ sufficient efforts in managing and selling its products, including re-stocking the retail shelves with the Company’s products, its sales and profitability will be adversely affected. The Company’s ability to maintain its distribution network and attract additional distributors will depend on a number of factors, many of which are outside its control. Some of these factors include:

•                  The level of demand for its products in a particular distribution area;

•                  Its ability to price its products at levels competitive with those offered by competing products; and

•                  Its ability to deliver products in the quantity and at the time ordered by distributors.

The Company may not be able to meet all or any of these factors in any of its prospective geographic areas of distribution. The Company’s inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on its relationships with its distributors in that particular geographic area, thus limiting its ability to expand its market, which will likely adversely effect its revenues and financial results.

The Company does not have long-term agreements with its distributors, and incurs significant time and expense in attracting and maintaining key distributors.

The Company’s marketing and sales strategy depends in large part on the availability and performance of its independent distributors. The Company’s few distribution relationships are oral (based solely on purchase orders) and are terminable by either party at will. The Company currently does not have, nor does it anticipate in the future that it will be able to establish, long-term contractual commitments with distributors. In addition, there are no minimum levels of performance under these distribution arrangements, and any of those arrangements may be terminated at will. The Company may not be able to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that it may have to incur additional expenditures to attract and maintain key distributors in one or more geographic distribution areas in order to profitably exploit its geographic markets.

The Company faces intense competition.

Although the Company competes with a variety of competitors in the health food and meal replacement industry, it will initially compete primarily with other producers of ready-to-drink nutritional beverages.  The category is relatively fragmented, consisting of private label brands and other competitors, including Atkins, EAS Myoplex, Pure Pro, Balance, Kashi, Jones Soda and Hanson’s, which offer a variety of nutritional and healthful beverages. These products also include Ensure, Sustacal, Snapple-A-Day and Edge along with private labels offered by most of the major retail food stores. In a broader sense, the Company also competes with traditional meal replacement products such as Slim Fast, as well as retail chains such as Jenny Craig and Weight Watchers (both of which offer their own liquid nutritional beverages), along with medically supervised programs, on-line diet oriented Web sites and other self administered products and programs.  Current and new competitors may be able to quickly introduce products at relatively low cost.  These competitors may operate in a variety of distribution channels, including on-line commerce, retail stores, catalog operations or direct selling.

The Company is subject to product liability claims.

The Company faces an inherent risk of exposure to product liability claims if the use of its proposed products results in illness or injury. If the Company does not have adequate insurance or contractual indemnification from its manufacturers, product liability claims could have a material adverse affect on its business. Manufacturers and distributors of meal replacement products and nutritional supplements are often named as defendants in product liability lawsuits. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of any insurance coverage that the Company may acquire would add additional costs to its business and divert the attention of its senior management from the operation of its business.

The Company’s products may contain innovative ingredients or combinations of ingredients, and there may be little long-term experience with human consumption of these ingredients or combinations in concentrated form. In addition, interactions of these products with other similar products, prescription medicines and over-the-counter drugs have not been fully explored. Although the Company may perform research and tests in connection with the formulation and production of the products that it proposes to sell, there are no conclusive clinical studies regarding its proposed products. The Company depends upon customer perceptions about the safety and quality of its proposed products and similar products distributed by its competitors. The mere publication of reports asserting that a particular product may be harmful may substantially reduce or eliminate sales of the products, regardless of whether the reports are scientifically supported and regardless of whether the harmful affects would be present at recommended dosages.

The Company is subject to risks associated with adverse publicity.

The Company is highly dependent upon consumer perception of the safety, quality and possible dietary benefits of its products. As a result, substantial negative publicity concerning meal replacement products or other nutritional foods similar to the Company’s products could lead to a loss of consumer confidence in the Company’s products, removal of the Company’s products from retail shelves and reduced sales and prices of the Company’s products.

The Company may be unable to protect its intellectual property.

The Company relies on a combination of common law trademark rights, U.S. federal registration rights and trade secret laws to protect its product formulations. Nevertheless, these formulations may be duplicated by competitors. The Company protects its product formulations by confidentiality agreements with its employees and contract manufacturers. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company’s trade secrets or those of its contract manufacturers will not otherwise become known or discovered independently by competitors. If the Company were to lose ownership of its product formulations, it could have a material adverse affect on the Company’s competitive position.

Raw materials used in the Company’s products may be subject to delays, limited availability and uncertain costs.

As with most food products, the availability and cost of raw materials used in the Company’s products can be affected by a number of factors beyond its control, such as general economic conditions affecting growing decisions, weather conditions such as frosts, drought, and floods, and plant diseases, pests, and other acts of nature. Because the Company does not control the production of raw materials, it is subject to delays caused by interruption in production of materials based on conditions not within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions, natural disasters or other catastrophic events. There can be no assurance that the Company’s contract manufacturers will be able to obtain alternative sources of raw materials at favorable prices, or at all, if they experience supply shortages.

The Company depends on its key personnel.

The success of the Company is significantly dependent on the personal efforts, performance, abilities and continued service of its three employees. The loss of service of any of these individuals could have a material adverse affect on the Company’s business, results of operations, and financial condition. In addition, the future success of the Company depends upon its ability to attract and retain highly qualified personnel.  Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain such qualified personnel. A failure to do so could have a material adverse affect on the Company’s business, results of operations, and financial condition.

The Company’s products are subject to government regulation.

The processing, formulation, packaging, labeling and advertising of the Company’s products are subject to regulation by several federal agencies, but primarily by including the Food and Drug Administration (the “FDA”) and the Federal Trade Commission (the “FTC”).  The Company must comply with the standards, labeling (including nutritional information) and packaging requirements imposed by the FDA and FTC for the marketing and sale of medical foods, food supplements, vitamins and nutritional products.  Many FDA and FTC remedies and processes, including imposing civil penalties and commencing criminal prosecution, are available under federal statutes and regulations if product claims violate law.  The FDA could, in certain circumstances, require the reformulation of certain products to meet new standards, require the recall or discontinuance of certain products not capable of reformulation, or require additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and scientific substantiation.

The Company is subject to regulations associated with its advertising.

Advertising of the Company’s products is subject to regulation by the FTC under the Federal Trade Commission Act, which prohibits unfair or deceptive trade practices, including dissemination of false or misleading advertising. In addition, the National Advertising Division of the Council of Better Business Bureaus, Inc. (“NAD”) administers a self-regulatory program by the advertising industry to insure truth and accuracy in national advertising. NAD monitors national advertising and entertains inquiries and challenges from competing companies and consumers. Although the Company does not believe that such changes will affect its marketing success, any future changes to the Company’s advertising resulting from compliance with an adverse NAD determination or FTC action or fines or penalties assessed in connection therewith could adversely affect the Company’s product marketing efforts.

Consumers may not accept the Company’s products.

The Company’s success depends on attracting and maintaining purchasers of healthy beverages and meal replacement products through cost-efficient marketing and research. These markets are extremely competitive, with a multitude of products available to consumers, including nutrition and meal replacement drinks, prescription and over-the-counter drugs and herbal supplements. The Company may not be able to attract consumers away from more traditional health food and meal replacement products. Factors that could prevent or delay consumer acceptance of the Company’s product, and consequently affect its ability to generate revenues, include:

•                  Pricing that does not meet consumer expectations when compared to the pricing of other nutritional beverage products;

•                  Lack of consumer awareness of the Company’s products;

•                  Customer concerns about the healthfulness of the Sweet Success product; and

•                  Release of scientific information that highlights a nutritional beverage or meal replacement product superior to the Company’s product.

The Company is dependent upon third-party manufacturers.

The Company does not own or operate any manufacturing facilities and therefore is dependent on third parties for the manufacture of its products. If Kiko Foods, Inc., the Company’s current contract manufacturer, was unable or unwilling to produce and ship the Company’s products in a timely manner or to produce sufficient product quantities to support the Company’s growth, the Company would have to identify and qualify a new contract manufacturer. There can be no assurance that the Company would be able to identify and qualify new contract manufacturers in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements, which could adversely affect the Company’s ability to make timely deliveries of its products. In addition, there can be no assurance that the capacity of the Company’s contract manufacturer will be sufficient to fulfill the Company’s orders. Any significant delays in shipments of the Company’s products would have a material adverse affect on the Company’s business, results of operations, and financial condition.

The nutritional food and meal replacement industries are subject to changes in consumer trends.

The nutritional food and meal replacement industries are subject to changing consumer trends, demands and preferences. Trends within these industries change often, and the failure of the Company to anticipate, identify or react to changes in these trends could lead, among other things, to reduced demand and price reductions. These changes might include consumer demand for new products or formulations that include different health promoting ingredients or appetite suppressants. The Company’s success depends, in part, on its ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences on a timely and affordable basis.

The Company’s stock price may be volatile.

The market price of the Company’s common stock may be extremely volatile for many reasons, including:

•                  Variations in the Company’s revenues and operating results;

•                  The use of new sales programs by the Company or its competitors;

•                  The introduction of new products into the meal replacement market; and

•                  General financial market conditions.

The Company will continue to be controlled by its principal shareholders and its preferred stock authorization may prevent a change in control.

The Company’s officers and directors own approximately 29.6% of the Company’s issued and outstanding shares of common stock and accordingly will continue to be able to elect all of the Company’s directors and control the affairs of the Company.  The Company’s Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined by the Board of Directors.  Accordingly, the Board of Directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the common stock.  The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease of the value or market price of the common stock and could further be used by the Company’s Board of Directors as a device to prevent a change in control of the Company.  The Company has no other anti-takeover provisions in its Articles of Incorporation.  Holders of preferred stock may also have a right to receive dividends, certain preferences in liquidation and conversion rights.

ITEM 2:  MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this registration statement. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Forward-Looking Statements” and “Risk Factors” and those included elsewhere in this registration statement.

Overview

We produce, market and distribute Sweet Success Complete Fuel All- Natural Healthy beverages, which contain a proprietary blend of Aktivated Barley™, Ground Flax and Omega-3 Fatty Acids. Sweet Success beverages are dairy-based and fortified with vitamins and minerals. We currently sell our ready-to-drink nutritious beverages in Texas Metro’s and in Las Vegas, Nevada.

We currently generate negligible sales and no income or cash flows.  We are currently developing and marketing shelf stable nutritious beverage products. Our products are produced by third party manufacturers of all natural beverage products. We plan to sell these products to retailers as well as distributors.

A primary component of our costs will be marketing expenditures to support our brand including advertising costs, sponsorship fees and special promotional events. We plan to focus on re-developing brand awareness and repeat purchases through advertising and sampling, both in stores and at events. Retailers may receive rebates, promotional pricing incentives and slotting fees, which we may pay to gain preferable shelf location for our products. We will also use in-store promotions and in-store placement of point-of-sale materials and endorsements from selected public figures. Consumers receive coupons, discounts and promotional incentives. These marketing expenditures will help to enhance distribution and availability of our products as well as increase consumer awareness and preference for our brands. We believe that these marketing and promotional activities will be critical to the growth of our business.

The Sweet Success brand was established in 1992 by Nestlé USA. Our product line currently consists of two varieties of all-natural, Bavarian Chocolate Supreme and Creamy Vanilla Supreme nutritious beverages. We also have several new flavors in development. Our future plans include an extended line of Sweet Success Complete Fuel branded shelf-stable healthy beverages. Test marketing will be conducted to further understand how Sweet Success might fit into the dynamics of the healthy beverage market. The Sweet Success line extensions will contain different consumer benefits, vitamins, minerals and proprietary blends than the current products. In addition, the extended line of the Sweet Success Complete Fuel will be marketed on a national basis through the Sweet Success website, distributors and retail accounts.  Although we have demonstrated the concepts and manufactured the product lines on a trial basis to prepare for commercialization, we have only recently begun marketing products. Development and testing of new products and flavors may have a material impact on our results of operations.

We plan to test market and introduce the line extensions within 12 months of the date of this registration statement. If the results of the extended product lines test are successful, we may incur slotting fees and additional working capital may be needed to add the flavors to our existing product line. We plan to begin marketing the healthy beverages through retailers, distributors, and our website. Initial production for these products will require additional working capital outlay for ingredients, packaging and production. Additionally, we expect to provide funding for advertising and promotion.

Our products are primarily sold in 4 packs of 11-ounce Tetra Prismas. In our initial product launch in July 2005, we distributed the product through Walgreens in the Las Vegas area. We are currently expanding into Texas metropolitan areas. Subject to funding our product launch will be supported by radio advertising, product sampling, store circular advertising and other promotional activities. We believe that one of the keys to success in the nutritional beverage industry is continued advertising and promotion to drive consumer awareness, trial, and repeat purchases of our products.

Our business plan contemplates increasing consumer sales in the areas where our product is sold and obtaining retailers nationally. We expect to accomplish this by increasing trial and repeat purchases through advertising, sampling and promotion. We also expect to expand our customer base to include convenience stores, club stores, nutrition centers and health food outlets and other retail establishments to carry our 4 pack 11-ounce products.

Critical Accounting Estimates and Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including, among others, those affecting revenues, the allowance for doubtful accounts, the salability of inventory and the useful lives of tangible and intangible assets. The discussion below is intended as a brief discussion of some of the judgments and uncertainties that can impact the application of these policies and the specific dollar amounts reported on our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this registration statement. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

We have identified below some of our accounting policies that we consider critical to our business operations and the understanding of our results of operations. This is not a complete list of all of our accounting policies, and there may be other accounting policies that are significant to us. For a detailed discussion on the application of these and our other accounting policies, see Note 1 to the financial statements included in this registration statement.

Revenue Recognition

Our products are sold to distributors and various customers and retailers for cash or on credit terms. Our credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery. We recognize revenue upon receipt by our distributors and customers of our products, in accordance with written sales terms, net of provisions for discounts and allowances. All sales to distributors and customers are final sales and we have a “no return” policy; however, in limited instances, due to credit issues or distributor changes, we may take back product.

We may pay lump sum slotting fees to certain of our retailers for shelf space in their stores.

Allowance for Doubtful Accounts; Bad Debt Reserve

Our management must estimate the collectibility of our accounts receivable. Management will analyze accounts receivable and analyze, if any, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Additionally, if we receive notice of a disputed receivable balance, we intend to accrue such additional amount as management determines is reflective of the risk of non-collection. To date, we have not incurred write offs of accounts receivable

Inventory

We hold finished goods inventories, which are manufactured and procured based on our sales forecasts. We value inventory at the lower of cost and estimated net realizable value, and include adjustments for estimated obsolescence, on a first in-first out basis. These valuations are subject to customer acceptance and demand for the particular products, and our estimates of future realizable values based on these forecasted demands. We regularly review inventory detail to determine whether a write-down is necessary. We consider various factors in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. Differences could result in the amount and timing of write-downs for any period if we make different judgments or use different estimates. We also determine an allowance for obsolescence based on products that are over twelve months from production date.

Deferred Income Taxes

At June 30, 2005, we had net operating loss carry forwards for federal income tax purposes of approximately $2,500,000 in the U.S., which are available to offset future federal taxable income, if any. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of June 30, 2005, we do not believe we meet the criteria to recognize the deferred tax asset, and we have accordingly provided a full valuation allowance.

Results of Operations

Results of operations for the six months ended June 30, 2005 compared to the six months ended June 30, 2004

Gross Sales. There were no gross sales for the six months ended June 30, 2005 or 2004.

Gross Profit(loss). There was no gross profit(loss) for the six months ended June 30, 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $445,419 for the six months ended June 30, 2005, an increase of $427,034, or 2322%, from general and administrative expenses of $18,385 for the six months ended June 30, 2004. Selling, general and administrative expenses increased due to increase in expenses such as non-cash compensation recorded of $314,305 attributed to the issuance of stock options, an increase of $41,275 in professional fees for legal, accounting and public relations and an increase in payroll expenses of $28,028 due to the increase in employees.

Loss from Operations. Loss from operations was $445,419 for the six months ended June 30, 2005 compared to $18,385 for the six months ended June 30, 2004. The $427,034 increase in loss from operations was attributable to the increased operating expenses described above.

Interest Expense. Interest expense was $969 for the six months ended June 30, 2005, a decrease of $1,015, or 51%, from interest expense of $1,984 for the six months ended June 30, 2004. The decrease in interest expense is primarily attributable to the March 2005 payoff of the $50,000 note to Nutri/systems.

Net Loss. Net loss was $446,388 for the six months ended June 30, 2005 compared to $20,369 for the six months ended June 30, 2004. The $426,019 increase in net loss was primarily attributable to the gross loss and higher operating expenses discussed above.

Results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2004

Gross Sales. There were no gross sales for the year ended December 31, 2004 or 2003.

Gross Profit. There was no gross profit (loss) for the year ended December 31, 2004, or 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $560,141 for the year ended December 31, 2004, a decrease of $1,300,537, or 70%, from selling, general and administrative expenses of $1,860,678 for the year ended December 31, 2003. The decrease in selling, general and administrative expenses was attributable to a decrease in the common stock issued for services.

Loss from Operations. Loss from operations was $560,141 for the year ended December 31, 2004 compared to $1,860,678 for the year ended December 31, 2003. The $1,300,537 decrease in loss from operations was primarily attributable to the decreased operating expenses described above.

Interest Expense. Interest expense was $4,127 for the year ended December 31, 2004, an increase of $125, or 3%, from interest expense of $4,002 for the year ended December 31, 2003.  Interest expense is primarily attributable to interest expense related to the note to Nutri/systems in connection with purchase of the Sweet Success brand.

Net Loss. Net loss was $564,268 for the year ended December 31, 2004 compared to $1,864,680 for the year ended December 31, 2003. The $1,300,412 decrease in net loss from operations was primarily attributable to the decreased expenses discussed above.

Liquidity and Capital Resources

We are a start-up, development stage company and have generated or realized negligible revenues from our business operations.  Our operations to date have generated significant operating losses that have been funded through the issuance of common stock. We will require additional sources of outside capital to continue our operations and currently have no identifiable source.  However, we have signed a non-binding letter of intent with Think Equity Partners LLC, a member of the NASD, which could provide the Company with up to $10,000,000 of new capital less commission of 7%.  This letter agreement is an exhibit to this filing.  Should this financing be successful, the Company intends to utilize the net proceeds of these funds to package, advertise and promote its nutritional beverages primarily into national and regional grocery and club store accounts.  Historically the Sweet Success brand was sold by most retail food outlets.  Our business plan contemplates regaining many of the historical grocery accounts and creating trial and repeat purchases through advertising, sampling and promotions. Subject to funding, we intend to purchase point of sale cold boxes( 3’x 5’ refrigerated coolers provided to grocery stores for storage and display of our products) that would hold a limited amount of product to encourage trial by retail customers.  As the products mature and we experience repeat use by retail customers we anticipate relying less on financing activities to operate our business.

As of June 30, 2005, we had $9,134 cash on hand and working capital of $532,540.

At June 30, 2005, we had approximately $180,495 in accounts payable, accrued expenses and advances from an officer.

Net Cash Flows

Net cash used in operating activities for the year ended December 31, 2004 was $116,600 compared to cash used in operating activities of $9,931 during 2003. The increase in cash used by operating activities of $112,669 was primarily attributable to the increase in operating expenses discussed above.  Net cash used in operating activities for the six months ended June 30, 2005 was $271,903 compared to cash used in operating activities of $11,638 during the six months ended June 30, 2004. The increase in cash used by operating activities of $260,265 was primarily attributable to the increase in operating expenses discussed above.

Net cash provided by investing activities was ($2,660) and ($60,790) for the years ending December 31, 2003 and 2004 and ($2,690) and $30,131 for the six months ending June 30, 2004 and 2005.  The Company’s investing activities consisted of mainly payments and collections on loans to affiliates.

Net cash provided by financing activities was $14,007, $184,358 and $242,492 for the years ending December 31, 2003 and 2004, and for the six months end June 30, 2005, respectively.

Financing activities for the year ending December 31, 2003 consisted of $13,000 of principal payments on notes payable and $24,347 of proceeds on advances from an officer of the Company.  For the year ending December 31, 2004, financing activities consisted mainly of $197,990 of proceeds received upon the sale of common stock and the exercise of warrants, and payments of $13,627 on notes payable and advances from an officer of the Company.  Financing activities of the six months ending June 30, 2004 consisted of $5,390 of proceeds received from the exercise of warrants, $13,513 of proceeds from advances from an officer of the Company and principal payments on notes payable of $6,021.  For the six months ended June 30, 2005, financing activities consisted of $250,000 of proceeds from the sale of common stock, proceeds of $20,214 in advances from an officer of the Company and $27,722 of payments on notes payable.

Seasonality

The “alternative” or “New Age” beverages experience significant fluctuations as the result of many factors. In particular, like many other companies in the beverage industry, we expect to generate a substantial percentage of our revenues during the warm weather months of April through September. Management believes that the demand for our products will reflect such seasonal consumption patterns. In addition, our operating results are dependent upon the performance of our independent distributors, as well as competition in the industry and general economic conditions.

Due to these and other factors, our results of operations may fluctuate from period to period. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. While we look to expand our distribution network and increase market penetration, however, such seasonality may not be easily discernible from results of operations. Due to all of the foregoing factors, our operating results in a particular quarter may fail to meet market expectations.

ITEM 3:  DESCRIPTION OF PROPERTY

The Company leases from North Frost Center, on a month-to-month basis, approximately 3,000 square feet of furnished office space at the North Frost Center located at 1250 NE Loop 410, Suite 630, San Antonio, Texas 78209, for $1,300 per month.

ITEM 4:  SECURITY AND OWNERSHIP

The following table sets forth the current common stock ownership of (i) each person known by the Company to be the beneficial owner of five percent or more of the Company’s common stock, (ii) each director individually and (iii) all officers and directors of the Company as a group.  Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial and includes stock options exercisable within 60 days from the date hereof. The address of each owner who is an officer or director is in care of the Company at 1250 NE Loop 410, Suite 630, San Antonio, Texas 78209.

Name	Number of shares	Percent of class
William J. Gallagher	2,975,000	21.7%
Graydon Webb	150,000	1.1%
Glenn Williamson	500,000	3.7%
Jon Barron	250,000	1.8%
Robert Lippincott	120,000.9%
Theodore M. Heesch	50,000.4%
W. H. Benjamin Gallagher	800,000	6.0%
Mark Burnett Productions	850,000	6.2%
Kick a Rock Productions, Inc	1,250,000	9.1%
All officers and directors as a group (6 persons)	4,045,000	29.6%

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The officers and directors of the Company, their ages and present positions held in the Company are as follows:

Name	Age	Position	Officer and Director Since

William J. Gallagher	65	Chief Executive Officer, Chief Financial Officer and Director	2002
Graydon Webb	58	Director	2003
Glenn Williamson	48	Director	2005
Jon Barron	55	Director	2005
Robert Lippincott	50	Director	2005
Theodore M. Heesch	69	Director	2005

The Company’s directors serve in such capacity until the next annual meeting of the Company’s shareholders and until their successors have been elected and qualified. The Company’s officers serve at the discretion of the Company’s Board of Directors, until their death, or until they resign or have been removed from office.

There are no agreements or understandings for any director or officer to resign at the request of another person and none of the directors or officers is acting on behalf of or will act at the direction of any other person. The activities of each director and officer are material to the operation of the Company. No other person’s activities are material to the operation of the Company.

William J. Gallagher founded and has been President of JagCapital, Inc. a merchant bank headquartered in San Antonio, Texas since September 1992.  Mr. Gallagher has extensive experience developing and marketing consumer products. From 1968 to 1973, Mr. Gallagher founded and was chairman of the 150-unit Sunny’s stores. He was the founder in 1989 of Billy Blues BBQ sauce and was its CEO until 1995. Billy Blues distributed the nationally known Chris & Pitts Barbecue Sauce, from 1992 to 1995. In 1973 Mr. Gallagher founded and was President until 1984 of the Guadalupe Valley Winery Corporation, a company which developed the Guadalupe Valley Winery in Gruene, Texas. Also in 1973, Mr Gallagher purchased and restored most of Gruene, TX which was a ghost town from 1925 until 1973.  Mr. Gallagher is a graduate of the University of Texas at Austin.

Graydon D. Webb has been Managing Director of Chapman Partners, LLC, a company engaged in mergers and acquisitions for food related companies since 1996. From February 2001 to November 2002, he was also Chief Operating Officer of Diet Centers of America, a 300 unit chain of weight loss centers. Mr. Webb served as Vice President of franchise sales for Wendy’s from 1973 to 1980. He founded G.D. Ritzy’s Inc., a fast food franchiser, in 1980 and served as chairman until 1988. From 1991 to 1998, he was founder and sole proprietor of Auric Group, a consulting group specializing in restaurant and general franchising activities. Auric’s clients included Pepsi Co., Bunge Foods International and Rally’s. During 2001 he was also Chief Executive Officer of OneDentist Resources, Inc. Mr. Webb is a graduate of Ohio State University and participated in its executive MBA Program.

Glenn Williamson has been employed as a broker with Meyers & Associates since June 2002 and has been President of Nest Ventures, a private equity consulting firm, since 1999. He was the founder or a senior officer of four NASDAQ National Market companies, GO-VIDEO, Wavo Inc, Interactive Media Technologies, Inc. and Interactive Laser Technologies, Inc. He has more than 25 years of entrepreneurial executive level experience and has been involved as a consultant or banker on scores of engagements in locations ranging from China to Montreal to Paris. He is founder and CEO of The Canada Arizona Business Council, a private sector group organized in 2003 and sanctioned by the Canadian Government and the State of Arizona to work on increasing trade between Canada and Arizona.

Jon Barron joined the Company in 2005 and helped develop the formula for Sweet Success Complete Fuel™. He has served since 2003 as President of International Health Resources, a marketer of herbal and nutraceutical formulations. His online Baseline of Health Newsletter is now read in countries around the world and he is the author of “Lessons from the Miracle Doctors,” a book on alternative health and cutting-edge nutritionals. From 1999 to 2003 he acted as a consultant.

Robert Lippincott is a founder and an owner since 1986 of the Guero’s Taco Bar in Austin, Texas and the Guero’s line of sauces. His broad business background includes developing real estate projects in Austin, Texas since 2000. Mr. Lippincott attended the University of Texas at Austin.

Theodore M. Heesch has since 1968 owned Houston-based TMHL, Inc., an architecture and consulting firm responsible for the design and development of many food and beverage facilities nationally. In the last five years he has designed new restaurants in Texas and Florida. He was responsible for the well-known “Blue Martini” bar concept in Florida. He is a graduate of the Rice University School of Architecture.

Consultants

In August 2005 the Company retained Alicia Smith Kriese to act as its marketing director, on a part-time basis. Ms. Kriese will provide 40 hours per month of marketing services for $12,500 per month plus a one-time issuance of 60,000 stock options to purchase shares of the Company’s common stock exercisable at $1.50 per share until August 2010. Additional services will be billed by Ms. Kriese at $250 per hour.

The Company has also entered into many consulting agreements with marketing and investor relations firms to promote the Company’s products or to provide investor and public relations services to it. These agreements all provide for the issuance of stock options for such services. Common stock issuable under the agreements total 3,770,000 shares, 1,150,000 of which are currently exercisable. See “Item 8 Description of Securities – Stock Options.”

ITEM 6:  EXECUTIVE COMPENSATION

The Company was formed in September 2002 and has not paid any compensation to its executive officers or directors since that time. In June 2005 the Company executed employment contracts with Messrs. Gallagher, Gallagher and Williamson which provide for annual salaries ranging from $160,000 to $400,000 for William Gallagher, $90,000 to $120,000 for W. H. Benjamin Gallagher and $150,000 to $320,000 for Mr. Williamson. All employment agreements are contingent upon the Company completing its equity financing of at least $5,000,000.

In September 2004, the Company issued 1,000,000 shares of its common stock to William Gallagher, 150,000 shares to Graydon Webb, a director, and 50,000 shares to Joseph Fazzone for services rendered valued at $.12 per share.

In June 2005, the Company issued 250,000 warrants to Nest Ventures, a company owned and controlled by Glen Williamson, one of its directors.

In July 2005 the Company issued 150,000 shares to Jon Barron for his assistance with the initial two formulas of Sweet Success Complete Fuel. Also in July 2005, the Company issued options to purchase 400,000 shares of its common stock to Mr. Barron, exercisable at $.70 per share and 40,000 shares at $2.50 per share in exchange for assisting the Company in developing new product formulations. Mr. Barron will also receive a 1% royalty on sales of products formulated by him.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2004, the Company issued 1,000,000 shares of its common stock to William Gallagher, 150,000 shares to Graydon Webb, a director, and 50,000 shares to Joseph Fazzone for services rendered valued at $.12 per share.

In February 2005, the Company issued 500,000 shares of its common stock to W. H. Benjamin Gallagher and 300,000 shares to Micheraie Cruz Canales and 200,000 shares to Keith Darling for services rendered valued at $.32 per share.

In June 2005, the Company issued 250,000 warrants to Nest Ventures, a company owned and controlled by Glen Williamson, one of its directors.

In July 2005, the Company issued 100,000 shares of its preferred stock to William Gallagher, 30,000 shares to W. H. Benjamin Gallagher, William Gallagher’s son, and 10,000 shares to Micheraie Cruz Canales, an employee, for services rendered valued at $3.20 per share. Each share of preferred stock is convertible into ten shares of common stock. The preferred stock does not carry a dividend and is non-voting.

In July 2005 the Company issued 150,000 shares to Jon Barron for his assistance with the initial two formulas of Sweet Success Complete Fuel valued at $.25. Also in July 2005, the Company issued options to purchase up to 400,000 shares of its common stock to Jon Barron, a director, exercisable at $.70 per share and 40,000 shares at $2.50 per share in exchange for assisting the Company in developing each new product formulation, with a potential to receive options to purchase up to 400,000 shares. Mr. Barron will also receive a 1% royalty on sales of products formulated by him.

ITEM 8:  DESCRIPTION OF SECURITIES

The Company is authorized to issue 60,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of $.0001 par value Preferred Stock.

Common Stock

There are currently 13,697,545 shares of the Company’s common stock outstanding. All shares of common stock have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the directors of the Company. Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the common stock. The holders of the common stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of common stock currently outstanding are validly issued, fully paid and non-assessable.

Preferred Stock

The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. There are currently 140,000 shares of convertible preferred stock outstanding. These shares of convertible preferred stock do not pay dividends, are non-voting and each share is convertible into ten shares of the Company’s common stock.

Common Stock Purchase Warrants

The Company has outstanding 75,000 Class A Common Stock Purchase Warrants (“Class A Warrants”), 75,000 Class B Common Stock Purchase Warrants (“Class B Warrants”) and 75,000 Class C Common Stock Purchase Warrants (“Class C Warrants”). Each Class A, Class B and Class C warrant is exercisable to purchase one share of the Company’s common stock at $1.50, $2.00 and $3.00, respectively, at any time until December 31, 2005. As part of the purchase agreement, Nutri/Systems, Inc. was granted a purchase warrant for 200,000 common shares exercisable at $5.00 per share at any time until December 24, 2005.  The Company has also issued an aggregate of 2,275,000 warrants to three other persons.

Stock Options

The Company currently has outstanding an aggregate of 2,060,000 stock options, each such option exercisable to purchase one share of the Company’s common stock at prices ranging from $.17 per share to $2.00 per share. Of these stock options, the Company officers, directors and 5% or greater shareholders own a total of 850,000 options and 1,210,000 options have been issued to marketing and investor relations firms retained by the Company. The Company also has issued 1,400,000 options which are not currently exercisable but vest upon the optionee meeting certain conditions.

Dividends

Holders of the common stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the common stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

Executive Registrar & Transfer Company, 3615 S. Huron Street # 107, Englewood Colorado 80110, is the Company’s transfer and warrant agent.

Penny Stock

The Commission has adopted rules that define a “penny stock” as equity securities under $5.00 per share which are not listed for trading on Nasdaq (unless the issuer (i) has a net worth of $2,000,000 if in business for more than three years or $5,000,000 if in business for less than three years or (ii) has had average annual revenues of $6,000,000 for the prior three years). The Company’s securities are characterized as penny stock, and therefore broker-dealers dealings in the securities are subject to the disclosure rules of transactions involving penny stock which require the broker-dealer, among other things, to (i) determine the suitability of purchasers of the securities and obtain the written consent of purchasers to purchase such securities and (ii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional requirements imposed upon broker-dealers discourage them from engaging in transactions in penny stocks, which reduces the liquidity of the Company’s securities.

Anti-Takeover Provisions

Certain provisions of the Company’s Articles of Incorporation (the “Articles”) may have the effect of delaying, deferring or preventing a change of control of the Company. There are no preemptive rights in connection with the Company’s common stock. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company’s Board of Directors. The Company’s Articles provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may be broad enough to include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in the management of the Company.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information

The Company’s common stock has traded on the Pink Sheets of the National Quotation Bureau under the symbol SWTS since December 2002. The following table sets forth the high and low closing prices for the Company’s common stock for the periods indicated. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter ended	Low price	High price

June 30, 2005	$.15	$.70
March 31, 2005	$.18	$.36

December 31, 2004	$.11	$.33
September 30, 2004	$.11	$.37
June 30, 2004	$.20	$.51
March 31, 2004	$.20	$.75

December 31, 2003	$.60	$1.20
September 30, 2003	$1.00	$1.00
June 30, 2003	$1.00	$2.00
March 31, 2003	$1.80	$6.00

Holders

A total of 13,697,545 shares of the Company’s common stock are currently outstanding held by approximately 150 shareholders of record.

Dividends

The Company has not paid any dividends since its inception. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any litigation and, to its knowledge, no action, suit or proceeding has been threatened against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures nor any change in accountants from the inception of the Company through the date of this Registration Statement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In the last three years, the Company has issued the following shares of its unregistered securities:

(i)                                     In November 2002, pursuant to a Share Exchange Agreement, the Company issued 2,750,000 shares of its common stock for all 4,000,000 shares of Beverage Acquisition Corporation’s outstanding common stock.

(ii)                                  In December 2002, the Company issued 95,000 shares of common stock upon exercise of common stock purchase warrants issued upon approval of the Bankruptcy Court in connection with the Chapter 11 filing instituted by New Bridge Products, Inc. for an aggregate of $172,500.

(iii)                               In March 2003, the Company issued 30,000 shares of its unregistered common stock to Ernest Mathis, Jr., a principal shareholder, as consideration for the conveyance of 10,000 shares of free trading common stock which Mr. Mathis transferred to a consultant of the Company.

(iv)                              In March 2003, the Company issued the following shares to the following individuals in consideration for services rendered valued at $2.00 per share:

Capital Direct, LLC – 90,000 shares

Leslie G. Spira – 10,000 shares

Shirley Goldstein – 10,000 shares

Robert Spira – 50,000 shares

Chapman Spira and Carson, LLC – 30,000 shares

(v)                                 In September 2003, the Company sold seven units of its securities to six investors for $27,500 per unit. Each unit consisted of 10,000 shares of common stock and 10,000 Class A, 10,000 Class B and 10,000 Class C warrants. Subsequently, all of the warrants were exercised for $.01 per share, for a total of 210,000 shares of common stock.  In addition, the Company issued an additional 10,000 shares to the holders for each unit owned by them.

(vi)                              In September 2004, the Company issued 1,000,000 shares of its common stock to William Gallagher, its Chief Executive Officer, 150,000 shares to Graydon Webb, a director, and 50,000 shares to Joseph Fazzone for services rendered valued at $.12 per share.

(vii)                           In February 2005, the Company issued 500,000 shares of its common stock to W. H. Benjamin Gallagher, 300,000 shares to Micheraie Cruz Canales and 200,000 shares to Keith Darling for services rendered valued at $.32 per share.

(viii)                        In June 2005, the Company sold 1,000,000 shares of its common stock to one investor for $.225 per share.

(ix)           Between June 2003 and August 2004, the Company issued the following shares upon exercise of warrants at $.01 per share:

Date	Name	Shares

6/03	Earnest Mathis, Jr.	186,000
7/03	Surfco	60,000
8/03	Surfco	20,000
4/04	CLX	372,000
5/04	Surfco	47,000
6/04	Surfco	120,000
8/04	Various	280,000

(x)            In July 2005, the Company issued 100,000 shares of its preferred stock to William Gallagher, 30,000 shares to W. H. Benjamin Gallagher, William Gallagher’s son, and 10,000 shares to Micheraie Cruz Canales, an employee, for services rendered valued at $3.20 per share. Each share of preferred stock is convertible into ten shares of common stock. The preferred stock does not carry a dividend and is non-voting.

(xi)           In July 2004, the Company sold 2,500,000 shares of its common stock to Kick a Rock Productions, Inc for $.072 per share.  Subsequently, the Company sold 312,500 shares to Kick a Rock for $.08 per share in March 2005 and 1,000,000 shares in June 2005 for $.27 per share.

(xii)          Between January and September 2005, the Company issued stock options to purchase up to 5,195,000 shares of its common stock to a group of consultants at exercise prices ranging from $.22 to $5.00 per share.

(xiii)         In 2005 the following business consultants were issued shares of our common stock:

Date	Name	Shares	Value Per Share

5/3/05	3-CD Consulting	500,000	$.17
5/12/05	Gordon Hill	100,000	$.49
5/12/05	John Blackington	100,000	$.49
5/12/05	Stern Consulting	150,000	$.21
5/26/05	Elizabeth Bessary White	137,500	$.25
5/26/05	Ann Quinten White	112,500	$.25
6/9/05	Jeffrey Pittsburg	120,000	$.30
6/16/05	CEO Cast	300,000	$.37
6/27/05	Thomas Puccio	400,000	$.35
6/27/05	Frederick Nader	50,000	$.70
07/01/05	Michael Goldberg	250,000	$.59
07/20/05	Jon Barron	150,000	$.25
07/21/05	Jeremy Shockey	500,000	$.59
08/08/05	Stock Enterprises	150,000	$.39
08/16/05	Coastal Resource Mgt.	50,000	$.56
09/15/05	Richard Monsour	20,000	$.37

All of the securities set forth above were issued by the Company pursuant to Section 4(2) of the Securities Act of 1933 as amended. All such shares issued contained a restrictive legend and the holders confirmed that they were acquiring the shares for investment and without intent to distribute the shares. All of the purchasers were friends or business associates of the Company’s management and all were experienced in making speculative investments, understood the risks associated with investments, and could afford a loss of the entire investment.

The shares set forth in sections (ix) and (x) above were issued pursuant to the provisions of Rule 504 of Regulation D promulgated under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VII, Section 2 of the Company’s Articles of Incorporation provide for indemnification of the Company’s officers, directors and controlling persons to the full extent provided by Nevada law. Further, the Articles of Incorporation provide that no director or officer is personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer is liable to the extent provided by Nevada law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description

3.1	Articles of Incorporation, as amended, of the Registrant

3.2	Bylaws of the Registrant

4.1	Specimen Stock Certificate of the Registrant

10.1	Share Exchange Agreement between Beverage Acquisition Corporation and the Registrant

10.2	Purchase Agreement with Nutri/Systems, Inc.

10.3	Production Agreement with Kiko Foods, Inc.

10.4	Promotion Agreement (Burnett)

10.5	Shockey Agreement

10.6	Puccio Agreement

10.7	Milgrim Agreement

10.8	Lamar Agreement

10.9	Goldberg Agreement

10.10	Freeman Agreement

10.11	Barron Agreement

10.12	3CD Agreement

10.13	Coastal Resource Management Agreement

10.14	Kriese Agreement

10.15	Horsfall Agreement

10.16	Employment Agreement (Williamson)

10.17	CEO Cast Agreement

10.18	Nest Ventures Agreement

10.19	Think Equity Agreement

Exhibit No.	Description

10.20	Employment Agreement (William Gallagher)

10.21	Employment Agreement (W. H. Benjamin Gallagher)

10.22	Monsour Agreement

10.23	Morehouse Agreement

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on September 26, 2005.

SWEET SUCCESS ENTERPRISES, INC.

By:	/s/ William J. Gallagher
William J. Gallagher
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities indicated on September 26, 2005:

Signature	Title

/s/ William J. Gallagher	Chief Executive Officer, Chief Financial
William J. Gallagher	Officer (Principal Accounting Officer) and Director

/s/ Graydon Webb	Director
Graydon Webb

/s/ Glenn Williamson	Director
Glenn Williamson

/s/ Jon Barron	Director
Jon Barron

/s/ Robert Lippincott	Director
Robert Lippincott

/s/ Theodore M. Heesch	Director
Theodore M. Heesch

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

Financial Statements

and

Independent Auditors’ Report

December 31, 2004 and 2003 and June 30, 2005 (unaudited)

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Sweet Success Enterprises, Inc.

San Antonio, Texas

We have audited the accompanying balance sheets of Sweet Success Enterprises, Inc. (a Development Stage Company) as of December 31, 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2004 and 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweet Success Enterprises, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced circumstances which raise substantial doubt about its ability to continue as a going concern. There have been no significant operations since December 12, 2000.  Management’s plans regarding these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner & Hottman PC

September 6, 2005
Denver, Colorado

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

Balance Sheets

	June 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets
Cash	$9,134	$8,414
Accounts receivable - affiliate	9,289	64,420
Note receivable – stockholder	25,000	—
Subscription receivable (received subsequent to June 30, 2005)	40,000	—
Inventories	148,986	—
Prepaid expenses	661,952	—
Total current assets	894,361	72,834

Intangible assets	200,000	200,000

Total assets	$1,094,361	$272,834

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable – trade	$42,888	$28,722
Accrued compensation	—	256,000
Accrued expenses	97,400	42,000
Advances from officer	40,207	19,993
Note payable	—	27,722
Total liabilities	180,495	374,437

Stockholders’ Equity
Preferred stock, authorized 10,000,000 shares; $.0001 par value, none issued or outstanding	—	—
Common stock, authorized 60,000,000 shares; $.0001 par value; 12,577,545 (2005) and 8,295,045 (2004) shares issued and outstanding	1,258	830
Additional paid-in capital	7,780,698	6,319,269
Accumulated deficit	(3,992,754)	(3,992,754)
Deficit accumulated in development stage	(2,875,336)	(2,428,948)
Total stockholders’ equity	913,866	(101,603)

Total liabilities and stockholders’ equity	$1,094,361	$272,834

See notes to financial statements.

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

Statements of Operations

	For the Six Months Ended June 30,		For the Years Ended December 31,		Cumulative from January 1, 2003 to
	2005	2004	2004	2003	June 30, 2005	December 31, 2004
	(unaudited)	(unaudited)			(unaudited)

Revenue	$—	$—	$—	$—	$—	$—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

General and administrative expenses	445,419	18,385	560,141	1,860,678	2,866,238	2,420,819

Loss from operations	(445,419)	(18,385)	(560,141)	(1,860,678)	(2,866,238)	(2,420,819)

Interest expense	(969)	(1,984)	(4,127)	(4,002)	(9,098)	(8,129)

Net loss	$(446,388)	$(20,369)	$(564,268)	$(1,864,680)	$(2,875,336)	$(2,428,948)

Basic and diluted loss per share	$(.05)	$(.01)	$(.10)	$(.53)	$(.52)	$(.78)

Weighted average number of common shares outstanding – basic and diluted	9,664,009	3,944,248	5,427,823	3,547,530	5,516,735	3,125,054

See notes to financial statements.

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

Statement of Changes in Stockholders’ Deficit
For the Years Ended December 31, 2004 and 2003
and the Six Months Ended June 30, 2005 (Unaudited)

					Deficit Accumulated
			Additional		in the	Total
	Common Stock		Paid-in	Accumulated	Development	Stockholders’
	Shares	Amount	Capital	Deficit	Stage	Equity

Balance – December 31, 2002	3,220,045	$323	$3,927,877	$(3,992,754)	$—	$(64,554)

Issuance of common stock for services	220,000	22	439,978	—	—	440,000

Issuance of common stock upon exercise of warrants	266,000	26	2,634	—	—	2,660

Sale of common stock and warrants for cash	70,000	7	192,493	—	—	192,500

Remeasurement of warrants upon modification of terms	—	—	1,414,749	—	—	1,414,749

Net loss	—	—	—	—	(1,864,680)	(1,864,680)

Balance – December 31, 2003	3,776,045	378	5,977,731	(3,992,754)	(1,864,680)	120,675

Issuance of common stock for cash under private placement	2,500,000	250	179,750	—	—	180,000

Issuance of common stock for services	1,200,000	120	143,880	—	—	144,000

Issuance of common stock upon exercise of warrants	819,000	82	17,908	—	—	17,990

Net loss	—	—	—	—	(564,268)	(564,268)

Balance – December 31, 2004	8,295,045	830	6,319,269	(3,992,754)	(2,428,948)	(101,603)

Issuance of common stock for cash under private placement	1,312,500	131	289,869	—	—	290,000

Issuance of common stock for services	2,970,000	297	896,703	—	—	897,000

Issuance of options and warrants for services	—	—	274,857	—	—	274,857

Net loss	—	—	—	—	(446,388)	(446,388)

Balance – June 30, 2005 (unaudited)	12,577,545	$1,258	$7,780,698	$(3,992,754)	$(2,875,336)	$913,866

See notes to financial statements.

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

Statements of Cash Flows

	For the Six Months Ended June 30,		For the Years Ended December 31,		Cummulative from January 1, 2003 to
	2005	2004	2004	2003	June 30, 2005	December 31, 2004
	(unaudited)	(unaudited)			(unaudited)
Cash flows from operating activities
Net loss	$(446,388)	$(20,369)	$(564,268)	$(1,864,680)	$(2,875,336)	$(2,428,948)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	314,305	—	186,000	440,000	940,305	626,000
Repricing of warrants upon change in exercise price	—	—	—	1,414,749	1,414,749	1,414,749
Change in assets and liabilities:
Inventories	(148,986)	—	—	—	(148,986)	—
Prepaid expenses	(5,000)	—	—	—	(5,000)	—
Accounts payable – trade	14,166	8,731	5,668	—	19,834	5,668
Accrued compensation	—	—	256,000	—	256,000	256,000
Net cash used in operating activities	(271,903)	(11,638)	(116,600)	(9,931)	(398,434)	(126,531)

Cash flows from investing activities
Net (payments) collections on loans to affiliate	55,131	(2,690)	(60,790)	(2,660)	(8,319)	(63,450)
Advance on note receivable stockholder	(25,000)	—	—	—	(25,000)	—
Net cash provided by (used in) investing activities	30,131	(2,690)	(60,790)	(2,660)	(33,319)	(63,450)

Cash flows from financing activities
Principal payments on note payable	(27,722)	(6,021)	(9,278)	(13,000)	(50,000)	(22,278)
Net proceeds (repayments) on advances from officer	20,214	13,513	(4,354)	24,347	40,207	19,993
Proceeds from issuance of common stock	250,000	—	180,000	—	430,000	180,000
Proceeds from exercise of warrants	—	5,390	17,990	2,660	20,650	20,650
Net cash provided by financing activities	242,492	12,882	184,358	14,007	440,857	198,365

Net increase (decrease) in cash	720	(1,446)	6,968	1,416	9,104	8,384

Cash – beginning of year	8,414	1,446	1,446	30	30	30

Cash – end of year	$9,134	$—	$8,414	$1,446	$9,134	$8,414

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest	$969	$1,984	$4,127	$4,002	$9,098	$8,129

See notes to financial statements.

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:

During the six months ended June 30, 2005, the Company had the following transactions:

The Company issued 1,770,000 shares of common stock, valued at $599,000, to outside consultants for services, of which $333,879 is included in prepaid expenses at June 30, 2005.

The Company issued 200,000 shares of common stock valued at $42,000 to an outside consultant during the six months ended June 30, 2005 for services rendered during the year ended December 31, 2004.

The Company issued 800,000 shares of common stock as payment for an accrued compensation of $256,000.

The Company issued 1,150,000 common stock options, valued at $259,137, to consultants for services, of which $257,658 is included in prepaid expenses at June 30, 2005.

The Company issued warrants to purchase 275,000 shares of common stock, valued at $15,720, to consultants for services, of which $11,790 is included in prepaid expenses at June 30, 2005.

The Company granted 320,000 shares of common stock, valued at $97,400, to consultants for services, of which $53,625 is included in prepaid expenses at June 30, 2005.  320,000 of the shares were issued subsequent to June 30, 2005.

During the year ended December 31, 2004, the Company had the following transactions:

The Company issued 1,200,000 shares of common stock, valued at $144,000, to directors and consultants for services.

The Company granted 200,000 shares of common stock, valued at $42,000, to a consultant for services.  The shares were issued during the six months ended June 30, 2005.

During the year ended December 31, 2003, the Company had the following transactions:

The Company issued 220,000 shares of common stock, valued at $440,000, to consultants for services.

See notes to financial statements.

SWEET SUCCESS ENTERPRISES, INC.

(a Development Stage Company)

Information as to June 30, 2005 and 2004 is Unaudited

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Sweet Success Enterprises, Inc., formerly known as New Bridge Reorganization Corporation (the Company), was incorporated on August 7, 1995 in the State of Nevada. On December 12, 2000, the Company filed a petition for bankruptcy protection under Chapter 11 of the Bankruptcy Code. On October 30, 2002, the Court accepted the Company’s Plan of Reorganization effective September 26, 2002. On November 15, 2002, New Bridge Reorganization Corporation entered into an “Agreement Concerning the Exchange of Securities” whereby the Company acquired all of the outstanding common stock of an unrelated entity, Beverage Acquisition Corporation. Prior to the merger, Beverage Acquisition Corporation had acquired the Sweet Success brand name along with other intellectual property from Nutri/System, Inc.

Following the merger, the Company changed its name to Sweet Success Enterprises, Inc. The Company’s operations will ultimately include the production, distribution, and marketing of its principal product, a ready-to-drink diet nutritional beverage carrying the Sweet Success brand. To that end, the Company’s operations, to date, have included forming numerous strategic relationships for the purpose of marketing, public relations, product development, product placement, and also for the purpose of securing financing sources. During June 2005, the Company completed its initial production run of its product.

The Company became a development stage company when the Sweet Success Brand was purchased in December 2002.  The Company has not had any revenue since its acquisition of the Sweet Success Brand.  There is no assurance that the Company will generate significant revenue or earn a profit in the future.

Unaudited Interim Financial Information

The financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company’s financial position and results of operations.  Results of operations and cash flows for the six months ended June 30, 2005 and 2004 are not necessarily indicative of results for the entire fiscal year.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.  The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Inventories

The Company has contracted with an outside company for the production of its product in accordance with product specifications agreed upon by the parties. The Company supplies packaging materials and certain ingredients necessary for the completion of the final product. Raw materials (packaging) and finished goods are valued at the lower of cost or market determined using the first-in, first-out (FIFO) method.

Intangible Assets

Intangible assets consist of the Sweet Success brand name and other intellectual property including the “Sweet Success” trademark, product specifications, trade secrets, and formulae and recipes. Because no determination can currently be made as to the length of the product life cycle, the life of the intangible assets is considered indefinite. Accordingly, no amortization has been recorded.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, using an intrinsic value approach to measure compensation expense, if any. Under this method, compensation expense is recorded on the grant date only if the current market price of the underlying stock exceeds the exercise price.

Options and warrants issued to non-employees are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” using a fair value approach.

During the years ended December 31, 2004 and 2003, and during the six months ended June 30, 2005 and 2004, the Company granted no stock options to employees.

Advertising Costs

The Company expenses advertising as incurred.  No advertising costs have been incurred to date.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.  The Company’s temporary differences result primarily from net operating loss carryforwards, and because realization of such carryforwards is uncertain and certain transactions may limit their utilization, a valuation allowance has been recorded to fully offset the tax benefit from such carryforwards. The net operating loss carryforwards, expiring from 2015 through 2025, totaled approximately $2,500,000 as of June 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered.  The Company looks primarily to undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.  The Company has not recognized any impairment charges for its long-lived assets.

Net Loss Per Common Share

Basic loss per share has been calculated using the weighted average number of common shares outstanding in accordance with SFAS 128 “Earnings Per Share.”  For the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004 and 2003, stock options and warrants totaling 2,350,000, 635,000, 425,000, 1,174,000 shares were not included in the computation of diluted loss per share as their effect was anti-dilutive.

Value of Financial Instruments

The Company’s financial instruments consist mainly of cash, due from affiliate, accounts payable, and due to officer. The carrying amounts of these financial instruments approximate fair value due to their short-term nature. The carrying amounts of notes payable are estimated to approximate their fair values as their stated interest rates approximate current interest rates.

Concentration of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash. The Company maintains its cash balances in a financial institution located in Texas, and periodically has cash balances in excess of Federal Deposit Insurance Corporation limits.

The Company has entered into a two-year agreement with a company that serves as the exclusive manufacturer of the Company’s product.  The initial production run was completed in June 2005.  During the six months ended the Company incurred costs of $104,714 with this manufacturer, all of which are included in inventory at June 30, 2005.  No costs were incurred during the years ended December 31, 2004 and 2003.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), “Share-Based Payment, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) is effective for public companies for annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures, previously permitted under SFAS No. 123, no longer will be an alternative to financial statement recognition. SFAS No. 123(R) also requires the tax benefits in excess of recognized compensation expenses to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may serve to reduce the Company’s future cash provided by operating activities and increase future cash provided by financing activities, to the extent of associated tax benefits that may be realized in the future.

Under SFAS No. 123(R), Sweet Success must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123(R); the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS No. 123(R), and expects that the adoption of SFAS No. 123(R) will not have a material impact on its results of operations as only a limited number of options have been accounted for using APB Opinion No. 25.

In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. In April 2005, the SEC approved a rule that delayed the effective date of SFAS No. 123(R) for public companies. As a result, SFAS No. 123(R) will be effective for the Company on January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No.153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS No. 153 will have on its results of operations and financial condition but does not expect it to have a material impact.

Note 2 - Going Concern

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As shown in the accompanying statement of operations, the Company has incurred net losses since beginning its development stage of $2,875,336. The Company’s continued existence is dependent upon its ability to secure adequate financing for the funding of future operations as well as its ability to achieve profitable operations. To date, the Company has supported it activities through the issuance of common stock through private placements, employee advances, and the issuance of common stock, options, and warrants for various services including marketing, public relations, product development and the search for additional financing sources.

The Company has signed a letter of intent with Think Equity Partners LLC, a member of the NASD, which would provide the company with $10,000,000 (ten million) of new capital less commission of 7%.  Should this financing be successful, the company intends to utilize the net proceeds of these funds to package, advertise and promote its nutritional beverages primarily into national and regional grocery and club store accounts.  Historically the Sweet Success brand was sold by most retail food outlets.  The Companys business plan contemplates regaining many of the historical grocery accounts and creating trial and repeat purchases through advertising, sampling and promotions. Upon the completion of the offering the Company intends to purchase point of sale cold boxes( 3’x 5’ refrigerated coolers provided to grocery stores for storage and display of our products) that would hold a limited amount of product to encourage trial by retail customers.  As the products mature and the Company experiences repeat use by retail customers the Company anticipates relying less on financing activities to operate their business.

No assurance can be given that these funding strategies will be successful in providing the necessary funding to finance the operations of the Company. Additionally, there can be no assurance, even if successful in obtaining financing, the Company will be able to generate sufficient cash flows to fund future operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or amounts and classification of liabilities that might be necessary related to this uncertainty.

Note 3 – Prepaid Expenses

Prepaid expenses consist of the following:

	June 30, 2005	December 31, 2004
	(Unaudited)

Prepaid marketing and promotion (Note 6)	$175,339	$—
Prepaid financing fees (Note 6)	432,155	—
Prepaid investor relations (Note 6)	54,458	—

	$661,952	$—

Note 4 – Intangible Asset - Sweet Success Brand

In December 2002, the Company acquired the “Sweet Success” brand and other intellectual property from Nutri/System, Inc. (“Nutri”) for $200,000 in exchange for $150,000 in cash, a promissory note of $50,000 and 200,000 warrants to purchase common stock with an exercise price of $5.00, expiring December 24, 2005.  No value has been assigned to the warrants as the fair value of the warrants, utilizing the Black-Scholes option pricing model, at date of grant was nominal.  The following assumptions were used to value the warrants; stock value of $2.00, expected life 3.0 years, .10% volatility and a risk-free rate of return of 4.5%.  In connection with the purchase of the “Sweet Success” brand, the Company has entered into a royalty agreement with Nutri in which the Company shall make payments to Nutri equal to 1% of the Net Sales, payable quarterly on sales generated in the 19th and 36th months after the initial marketing of the Sweet Success product.

The intellectual property acquired includes the “Sweet Success” trademark, product specifications, trade secrets, and formulae and recipes. Because no determination can currently be made as to the length of the product life cycle, the life of the intellectual property is considered indefinite. Accordingly, no amortization has been recorded.

Note 5 - Related Party Transactions

The Company has made various advances to a company owned by an officer of Sweet Success Enterprises. The balance due from this related entity, have been included in Accounts receivable – affiliate, amount to $9,289 and $64,420 at June 30, 2005 and December 31, 2004, respectively. The Company made $60,790 in net advances during the year ended December 31, 2004 and had $55,131 in net collections during the six months ended June 30, 2005 with this related entity.

An officer of the Company has made advances, which are due on demand, to the Company to help fund operations. The balances due to this officer amount to $40,207 and $19,993 at June 30, 2005 and December 31, 2004, respectively. The Company made net repayments of $4,354 to the officer during 2004 and had net borrowings of $20,214 from the officer during the six months ended June 30, 2005.

In March 2005, the Company loaned $25,000 to a stockholder evidenced by a note bearing interest at 6%. The Company collected the entire principal balance plus interest in July 2005.

Note 6 – Stockholders’ Equity

Common Stock Issuances

In 2003, the Company issued 220,000 shares of common stock to consultants in exchange for services rendered during the year.  The fair value of $440,000 (as determined by the quoted market price on day of issuance) for the services performed was recorded as general administrative expense during the year ended December 31, 2003.

In 2003, the Company issued 266,000 shares of common stock in conjunction with the exercise of warrants.  In addition, the Company received $192,500 for the sale of 70,000 shares of common stock, 70,000 Series A warrants exercisable at $1.50 per common share, 70,000 Series B warrants exercisable at $2.00 per common share, and 70,000 Series C warrants exercisable at $3.00 per common share.  The proceeds were allocated to the common stock as the fair value of the warrants was nominal.  The fair value of the warrants determined utilizing the Balck-Scholes option pricing model using the following assumptions: stock prices of $2.00, expected useful lives ranging from 1.3 years to 4.3 years, .10% volatility, and risk free interest rates ranging from 1.23% to 2.29%.

In 2004, the Company completed a private offering for the sale of 2,500,000 shares of common stock for a total of $180,000.

In 2004, the Company issued 1,200,000 shares of common stock to employees and consultants in exchange for services rendered during the year.  The fair value of $144,000 (as determined by the quoted market price on day of issuance) for the services performed was recorded as general administrative expense during the year ended December 31, 2004.  The Company also granted 200,000 shares of common stock to a consultant for services performed during 2004; however since the stock was not issued until 2005, the fair value of these services has been included in accrued expenses at 2004.  The fair value of $42,000 (as determined by the quoted market price on day of issuance) for the services performed was recorded as general administrative expense during the year ended December 31, 2004.

In 2004, the Company issued 819,000 shares of common stock in conjunction with the exercise of warrants.  Included in the issued shares are 70,000 shares which were issued to the warrant holders as an incentive for warrant exercise.  The fair value of the additional shares of common stock of $10,500 (as determined by the quoted market price on day of issuance) was recorded as general administrative expense during the year ended December 31, 2004.

In 2005, the Company completed a private offering for the sale of 1,312,500 shares of common stock for a total of $290,000, of which $40,000 was received subsequent to June 30, 2005.

In 2005, the Company issued 1,970,000 shares of common stock to employees and consultants in exchange for services rendered during the year.  The fair value of $599,000 (as determined by the quoted market price on day of issuance) for the services performed was recorded as $265,121 in general administrative expense for the six months ended June 30, 2005 and $333,879 was included in prepaid expenses as of June 30, 2005 as the services are to be performed in subsequent periods.

In 2005, the Company issued 800,000 shares of common stock to employees in lieu of cash payment for accrued compensation for services rendered in 2004 of $256,000.

The Company also, granted 320,000 shares of common stock to consultants for services; 320,000 of the shares were issued subsequent to June 30, 2005. The fair value of $97,400 (as determined by the quoted market price on day of issuance) for the services was recorded as $43,775 in general administrative expense for the six months ended June 30, 2005 and $53,625 in prepaid expenses as of June 30, 2005.

Stock Warrants

Effective September 26, 2002, the Company issued 445,000 Series A warrants with an exercise price of $1.50 and an expiration date of December 31, 2004.  In 2003, the Company reduced the exercise price from $1.50 to $.01.  In 2004, the Company extended the expiration date of the warrants to December 31, 2005.  At June 30, 2005, 75,000 warrants remain outstanding.

Effective September 26, 2002, the Company issued 445,000 Series B warrants with an exercise price of $2.00 and an expiration date of December 31, 2007.  In 2003, the Company reduced the exercise price from $2.00 to $1.00.  In 2004, the Company reduced the exercise price from $1.00 to $.01.  At June 30, 2005, 75,000 warrants remain outstanding.

Effective September 26, 2002, the Company issued 445,000 Series C warrants with an exercise price of $3.00 and an expiration date of December 31, 2007.  In 2003, the Company reduced the exercise price from $3.00 to $1.00.  In 2004, the Company reduced the exercise price from $1.00 to $.01.  At June 30, 2005, 75,000 warrants remain outstanding.

In 2003, the Company recorded additional general and administrative expense of $1,414,749 to reflect the remeasurement of the warrants for the change in exercise price.  The Company did not record additional general and administrative expense for the extension of the expiration date or the reduction in exercise price in 2004 as the remeasurement amount was nominal.

In June 2005, the Company issued 250,000 warrants to a consultant and recorded general and administrative expense of $3,930 and prepaid expense of $11,790 for awards valued at the estimated fair value of $.06 per common share, determined utilizing the Black-Scholes option pricing model with the following assumptions: stock price $.35, expected useful life of 5 years, .10% volatility, and a risk-free interest rate of 4%.  Subsequent to June 30, 2005, the consultant became a member of the board of directors.

In June 2005, the Company issued 25,000 warrants to a consultant.  No compensation has been recorded as the fair value of the warrants was nominal, determined utilizing the Black-Scholes option pricing model with the following assumptions: stock price $.41, expected useful life of 1 year, .10% volatility, and a risk-free interest rate of 4%.  The consultant is also entitled to receive up to 650,000 options upon entering into three specific contracts on behalf of the Company.  As of June 30, 2005, none of these events have occurred and management is unable to estimate when these events will occur, thus these options are not deemed to be issued and outstanding as of June 30, 2005.

Stock Options

During the six months ended June 30, 2005, the Company issued 550,000 stock options to consultants and recorded general and administrative expense of $1,478 and prepaid expense of $833 for awards valued at the estimated fair value of $2,311, utilizing the Black-Scholes option pricing model with the following assumptions: stock prices ranging from $.19 to $.70, expected useful lives ranging from one year to 5 years, .10% volatility, and a risk-free interest rate of 4%.  No options were granted during the year ended December 31, 2004.

April 2005, the Company issued 600,000 stock options to a consultant for assistance in identifying strategic partners.  The options vest depending on the consultant’s ability to identify and enter into a contract on behalf of the Company with a strategic partner for promotion of the Company’s’ product, which occurred in July, 2005.  As the option was issued contingent upon certain performance occurring, at the point in time that management determines that the contingency will be satisfied, the option is valued and accounted for under variable plan accounting.  At June 30, 2005 the fair value was determined to be $256,826.  The fair value was determined utilizing the Black-Scholes option pricing model with the following assumptions: stock price $.58, expected useful life of 2.83 years, ..10% volatility, and a risk-free interest rate of 4%.  At June 30, 2005 the Company recorded prepaid expenses of $256,826 based on the estimated fair value of the options.

June 2005, the Company issued 500,000 options in conjunction with an employment agreement.  The options will vest upon the Company receiving funding in excess of $5 million.  The employment agreement is also contingent upon the Company receiving funding in excess of $5 million.  No compensation has been recorded for these options as they have not vested.

A summary of the option and warrant activity is as follows:

	Warrants		Options
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price

Outstanding December 31, 2002	1,440,000	$3.15	—	$—
Exercised	(266,000)	0.01	—	—

Outstanding December 31, 2003	1,174,000.86		—	—
Exercised	(749,000)	0.01	—	—

Outstanding December 31, 2004	425,000	3.50	—	—
Granted	275,000.38		1,650,000.42

Outstanding June 30, 2005	700,000	$2.28	1,650,000	$.42

Exercisable December 31, 2004	425,000	$3.50	—	$—

Exercisable June 30, 2005	700,000	$2.28	450,000	$.75

Weighted average fair value of options and warrants granted June 30, 2005		$.05		$.18

The following table summarizes information for options at June 30, 2005:

Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$.17 - $.50	1,300,000	3.9	$.27	200,000	$.36
$.70 - $1.00	300,000	3.6	.82	200,000.83
$2.00	50,000	1.5	2.00	50,000	2.00

	1,650,000	3.8	$.42	450,000	$.75

The following table summarizes information for warrants at June 30, 2005:

Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$.35 - $.70	275,000	4.56	$.38	275,000	$.38
$1.50	75,000.50		1.50	75,000	1.50
$2.00	75,000	2.50	2.00	75,000	2.00
$3.00	75,000	2.50	3.00	75,000	3.00
$5.00	200,000.48		5.00	200,000	5.00

	700,000	2.52	$2.28	700,000	$2.28

Note 7 – Income Taxes

Based on the Company’s operating losses, no provision for income taxes have been provided for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2004 and 2005. At June 30, 2005, the Company had a net operating loss carry forward of approximately $2,500,000.  Utilization of the net operating loss, which expires at various times starting in 2015, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state tax laws.  The Company has provided a full valuation allowance on the deferred tax asset, consisting of the net operating loss, because of uncertainty regarding its realization.

As a result of the Company’s reorganization under Chapter 11 of the United States Bankruptcy Code, future utilization of any income tax benefit from pre-reorganization net operating losses are not credited to the income tax provision, but rather, reported as an addition to capital in excess of par value.  The Company utilized no amounts of pre-reorganization net operating loss carryforwards in fiscal 2004 or 2003.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets are approximately as follows:

	For the Six Months Ended (Unaudited)		For the Years Ended
	June 30, 2005	June 30, 2004	December 31, 2004	December 31, 2003

Net operating loss	$(855,000)	$(784,000)	$(810,000)	$(777,000)

Less valuation allowance	855,000	784,000	810,000	777,000

Net deferred tax asset	$—	$—	$—	$—

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net loss compared to the income taxes in the statements of operations:

	For the Six Months Ended (Unaudited)		For the Years Ended
	June 30, 2005	June 30, 2004	December 31, 2004	December 31, 2003

Federal tax benefit at statutory rates	$(152,000)	$(7,000)	$(192,000)	$(634,000)

Less permanent differences	107,000	—	159,000	633,000
Less valuation allowance	45,000	7,000	33,000	1,000

Reported income tax benefit	$—	$—	$—	$—

Note 8 – Commitments and Contingencies

Operating Leases

During the year, the Company leased space on a month to month basis.  Rent expense under the month to month lease totaled approximately $7,800 and $6,400 for the six months ended June 30, 2005 and the year ended December 31, 2004.  The Company did not incur any rent expense for the year ended December 31, 2003.

Employment Contracts

June 2005, the Company entered into four employment agreements, the employment agreements are each contingent upon the Company receiving funding in excess of $5 million.  Until such time the Company does not have any employment agreements.  After receiving funding in excess of $5 million, the Company will be required to purchase key man life insurance for three of the four employees.

Agreements

In May 2005, the Company entered into a consulting agreement with a third party.  The agreement commences July 1, 2005, at which time the Company shall issue 500,000 shares of common stock and will be required to pay a ½% royalty to the consultant for a period of one year.

Note 9 – Subsequent Event (unaudited)

In July 2005, the Company issued 140,000 shares of convertible preferred stock (“Preferred”) to 3 employees for services rendered.  Each share of Preferred shall convert into 10 shares of common stock.  The Preferred cannot be converted until the Company has an effective registration statement in effect for the underlying shares.

In July 2005, the Company entered into a promotion agreement with a third party.  The promotion agreement provides for the issuance of up to 2,000,000 warrants to purchase common stock at exercise prices ranging from $.70 to $1.25 per share.  The issuance of the warrants is contingent upon the consultant’s completion of various project milestones.  In exchange for each product integration, the Company shall pay the promoter 5% of the total net sales of the products included in the specified product integration and any other products appearing or depicted in the program featuring the product integration within one year of the new product airing or within six months of the existing product airing.  The Company may also be obligated to pay a license royalty of 2.5% of certain sales as indicated in the promotion agreement.

In August 2005, the Company entered into a consulting agreement with a non-employee director.  The consulting agreement provides for the issuance of up to 700,000 options to purchase common stock at exercise prices ranging from $.70 to $2.50 per share.  The issuance of the options is contingent upon the consultant’s completion of various project milestones.  The consultant shall also receive 1% of the net proceeds received by the Company from retailers and distributors of all new formulas developed by consultant as they sell through 1 million cases cumulatively with a $1 million cap.